Exhibit 7

EFP ROTENBERG,   L L P   L E T T E R H E A D

September 28, 2011

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on September 23, 2011, to be filed by our client, Emmaus Life Sciences, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/EFP Rotenberg, LLP
EFP Rotenberg, LLP

/gt